UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 26 July 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Harmony preparing for possible strike

Issued by Harmony Gold Mining Company Limited

26 July 2011

For more details contact:

Graham Briggs
Chief Executive Officer

+27 (0) 83 265 0274 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Johannesburg. Tuesday, 26 July 2011. Harmony Gold Mining Company Limited ('Harmony' or 'the Company') announces that following wage negotiations with the trade unions (being the National Union of Mineworkers (NUM), Solidarity and UASA) a deadlock was declared yesterday.

The following offer from the Company was rejected by the Unions:

Entry level employees: 8.5%
Category 5 to 8 employees: 7.5%
Miners, artisans and officials: 7%

Harmony received a 48-hour strike notice from NUM today, advising that its members will down tools at 18:00 on Thursday, the 28th of July 2011.

Graham Briggs, chief executive officer commented: "We have made a reasonable offer to the trade unions, which has been rejected. We are now preparing for a possible strike. This means that operations will be closed, assets will be secured and measures will be taken to ensure that expenditure is kept to a minimum."

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director